UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Financial Reporting
First Quarter 2013
Regulated Information
May 8, 2013 – 7:00 a.m. CET

DELHAIZE GROUP FIRST QUARTER 2013 RESULTS

  Financial Summary

» Revenue growth of 2.1% at identical exchange rates (3.8% organic growth)

» Comparable store sales growth of 1.9% in the U.S. and 2.4% in Belgium

» Group underlying operating margin of 3.9%

» Free cash flow of €255 million

  2013 Outlook

» Guidance of 2013 underlying operating profit of approximately €775 million at identical exchange rates

  CEO Transition

» Delhaize Group announces that President and CEO Pierre-Olivier Beckers intends to retire by year-end

»  CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “We had a strong first quarter driven by positive revenue growth and profitability at Delhaize America and Delhaize Belgium, partly supported by favorable weather conditions. Food Lion repositioned stores continue to perform well, and in Belgium consumer patterns proved to be more robust than expected. Operations in Southeastern Europe were impacted by price investments in Greece and high inflation in other countries.”

“For the remainder of 2013, we will continue to make significant investments in our strategic initiatives. Phase 4 of the Food Lion repositioning will be launched next week, bringing the total of repositioned Food Lion stores to 78%. At Hannaford we will increase our investment in price as we focus on delivering more value to our customers. In Belgium, we have identified further opportunities to improve our stores, assortment and service level while remaining price competitive. As a consequence of our continued focus on our strategic priorities, Delhaize Group expects an underlying operating profit of approximately €775 million for the full year 2013 at identical exchange rates.”

“After nearly 15 years as CEO, the Board of Directors and I have decided that now is the appropriate time to look for my successor. In the meantime I remain fully committed to leading and supporting the company and its 158,000 associates and I remain convinced that we are on the right track as evidenced by our results over the last three quarters.”

»  Financial Summary

	Q1 2013(1)
€ in Millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates
Revenues	5 521	+1.5%	+2.1%
Operating profit	115	+261.1%	+262.7%
Operating margin	2.1%	-	-
Underlying operating profit	214	+13.0%	+13.7%
Underlying operating margin	3.9%	-	-
Profit before taxes and discontinued operations	65	N/A	N/A
Net profit from continuing operations	60	N/A	N/A
Group share in net profit	61	N/A	N/A
Basic earnings per share - Group share in net profit	0.60	N/A	N/A

(1) The average exchange rate of the U.S. dollar against the euro weakened by 0.7% in the first quarter of 2013
(€1= $1.3206) compared to the first quarter of 2012.

Delhaize Group – Earnings Release – First Quarter 2013	1 of 20

»  First Quarter 2013 Income Statement

Revenues

In the first quarter of 2013, Delhaize Group’s revenues increased by 1.5% and 2.1% at actual and identical exchange rates, respectively. Organic revenue growth was 3.8%.

In the U.S., revenue growth was supported by a 1.1% calendar impact and favorable weather conditions. Excluding the impact of the stores closed as part of our portfolio optimization in 2012 and 2013, revenues in local currency increased by 3.7% (+1.0% including the revenues of closed stores). U.S. comparable store sales growth was +1.9% (3.0% including the 1.1% positive calendar effect). We experienced strong volume growth resulting from favorable weather conditions and improved sales momentum at both Food Lion and Hannaford while retail inflation was still negative at -0.5%. Revenues at Delhaize Belgium increased by 2.4% helped by retail inflation of 2.2% and good Easter sales. Comparable store sales growth was 2.4% (0.6% including a -1.8% calendar impact). Revenues in Southeastern Europe grew by 6.8% at identical exchange rates, driven by store openings, while the tough economic environment put further pressure on consumers. In Greece, we had positive volume growth but the remaining countries in the segment experienced high retail inflation and negative real growth.

Gross margin

Gross margin was 24.7% of revenues, a 10 basis points decrease at identical exchange rates as a result of price investments across the Group partly offset by improved supplier terms, Bottom Dollar Food´s improved results and lower shrink in the U.S.

Other operating income

Other operating income was €31 million and increased by €4 million compared to last year.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) were 21.5% of revenues, a 69 basis points decrease at identical exchange rates. The improvement was largely driven by the U.S., as a result of positive sales leverage, the closure of non-performing stores, the back-office reorganization and improved Bottom Dollar Food results. Both Belgium and Southeastern Europe were also able to improve SG&A as percentage of revenues.

Other operating expenses

Other operating expenses were €96 million and included €74 million store closing charges ($95 million in the U.S. and €2 million in Southeastern Europe) and a €17 million ($23 million) charge related to the reorganization in the U.S.

Underlying operating profit

Underlying operating profit increased by 13.0% at actual exchange rates and 13.7% at identical exchange rates. The improvement was driven by the U.S. and Belgium and was partially offset by an underlying operating profit decline in Southeastern Europe, mostly due to price investments. Underlying operating margin was 3.9% of revenues compared to 3.5% in the first quarter of 2012.

Underlying EBITDA

Underlying EBITDA increased by 6.4% at actual exchange rates and 7.1% at identical exchange rates, driven by the U.S. and Belgium and partially offset by a decline in Southeastern Europe.

Operating profit

Operating profit increased from €32 million to €115 million due to the higher underlying operating profit and lower store closing and related charges compared to last year (€82 million in the first quarter of 2013 compared to €159 million in the first quarter of 2012), partly offset by the €17 million reorganization charge recorded in the first quarter of 2013.

Net financial expenses

Net financial expenses decreased by 5.1% to €51 million compared to the €54 million reported last year. The lower finance costs result primarily from a lower average interest cost on outstanding debt and lower finance lease related interest as a result of store closings.

Income tax

During the first three months of 2013 the effective tax rate was 7.7% and was largely driven by the store closing charges in the U.S., the jurisdiction with the highest tax rate within the Group.

Delhaize Group – Earnings Release – First Quarter 2013	2 of 20

Net profit (loss) from continuing operations

Net profit from continuing operations was €60 million compared to a loss of €2 million in last year´s first quarter. This results in €0.59 basic earnings per share compared to €(0.02) in the first quarter of 2012.

Net profit (loss)

Group share in net profit amounted to €61 million. Basic and diluted net profit per share was €0.60 compared to a loss of €(0.02) in the first quarter of 2012.

»  Cash Flow Statement and Balance Sheet

Free cash flow

The increase in free cash flow to €255 million in the first quarter of 2013 from €87 million in the first quarter of last year is mainly explained by higher EBITDA, further working capital improvements and continued capital discipline.

Net debt

The net debt to equity ratio was 34.5% at the end of the first quarter compared to 39.9% at the end of 2012. Net debt decreased by €220 million to €1.9 billion mainly as a result of €255 million free cash flow generation.

Delhaize Group – Earnings Release – First Quarter 2013	3 of 20

»  Segment Information (at actual exchange rates)

Q1 2013	Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
(in millions)	Q1 2013	Q1 2012	2013 /2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	2013 /2012
United States	$4 670	4 624	+1.0%	4.2%	3.7%	197	173	+14.1%
United States	€3 536	3 527	+0.3%	4.2%	3.7%	149	132	+13.3%
Belgium	€1 220	1 191	+2.4%	5.1%	4.6%	63	55	+13.4%
Southeastern Europe (1)€	765	724	+5.8%	1.4%	2.0%	11	15	-23.6%
Corporate	€-	-	N/A	N/A	N/A	(9)	(12)	+26.0%
TOTAL	€5 521	5 442	+1.5%	3.9%	3.5%	214	190	+13.0%
(1)

The segment “Southeastern Europe” includes our operations in Greece, Serbia, Romania, Bulgaria, Bosnia and Herzegovina and Montenegro. Our operations in Indonesia are now accounted for under the equity method and therefore no longer form part of this segment.

(2)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 16 of this document.

United States

In the first quarter of 2013, revenues in the U.S. increased by 1.0% to $4.7 billion (€3.5 billion). Excluding revenues from the 126 stores closed in February 2012 and 45 stores closed in February 2013, U.S. revenues increased by 3.7%. Comparable store sales growth was 1.9% or 3.0% including a positive calendar effect of 1.1%. While we continue to be impacted by some deflation (-0.5%), volume growth was solid and improved compared to the fourth quarter of last year due to favorable weather conditions and continued outperformance in the Food Lion repositioned stores. Hannaford also showed an improved sales performance. We continued to invest in prices, mainly at Food Lion, as price investments at Hannaford only started in April.

Underlying operating profit increased by 14.1% to $197 million resulting in an underlying operating margin of 4.2% compared to 3.7% last year. The improvement is the result of positive sales leverage supported by the favorable calendar impact, Bottom Dollar Food´s significantly improved results, cost reductions resulting from the reorganization and non-performing store closures.

Belgium

Revenues in Belgium were €1.2 billion, an increase of 2.4% over 2012, with comparable store sales growth of 2.4% (or +0.6% including a negative calendar impact of 1.8%). Retail inflation of 2.2% and expansion were the most important revenue drivers. Despite strong trading over Easter, market share continued to be under pressure.

Underlying operating profit increased by 13.4% to €63 million as a result of an improved volume trend and improved SG&A.

Southeastern Europe

In the first quarter of 2013, revenues in Southeastern Europe increased by 5.8% to €765 million at actual rates (+6.8% at identical exchange rates). The growth was largely the result of store expansion as consumer spending continues to be under pressure. In Greece, price investments resulted in volume growth and market share gains. In the remaining countries of this segment, we were impacted by high inflation and negative real growth. High single-digit revenue growth in local currency in Serbia was driven by inflation and store openings while growth in Romania was double digit helped by store openings.

In the first quarter of 2013, underlying operating profit decreased by 23.6% to €11 million, while underlying operating margin decreased from 2.0% to 1.4% mostly driven by price investments.

Delhaize Group – Earnings Release – First Quarter 2013	4 of 20

»  2013 Outlook

As a result of our investment in strategic initiatives and given the exceptional nature of the first quarter, we expect an underlying operating profit in 2013 of approximately €775 million at identical exchange rates compared to €804 million last year. In the U.S., we expect the decline of our full year underlying operating margin to moderate in 2013 as price investments in the Food Lion repositioned stores and at Hannaford will be partly funded by cost savings throughout Delhaize America and improved results at Bottom Dollar Food and Sweetbay.

In addition, we re-iterate our previously issued guidance. We target flat SG&A as a percentage of revenues, as well as net finance costs of approximately €210 million. In addition, we expect capital expenditures of approximately €650 million (excluding leases and at identical exchange rates) and plan to open 200 new stores for the year, mostly in Southeastern Europe. Finally, we target to generate an average of approximately €500 million free cash flow annually over 2013-2015.

Delhaize Group – Earnings Release – First Quarter 2013	5 of 20

»  Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2013 results during a conference call starting May 8, 2013 at 09:00 am CET / 03:00 am ET. The conference call can be attended by calling +44 (0)20 7136 2051 (U.K.), +1 646 254 3362 (U.S.) or +32 2 400 3463 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»  Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the first quarter of 2013, Delhaize Group’s sales network consisted of 3 411 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»  Financial Calendar

— Ordinary general meeting of shareholders	May 23, 2013
— Press release – 2013 second quarter results	August 8, 2013
— Press release – 2013 third quarter results	November 7, 2013

»  Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Earnings Release – First Quarter 2013	6 of 20

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»  Condensed Consolidated Balance Sheet (Unaudited)

(in millions of €)	March 31, 2013	December 31, 2012	March 31, 2012
Assets
Non-current assets	8 838	8 725	8 925
Goodwill	3 270	3 189	3 309
Intangible assets	866	848	848
Property, plant and equipment	4 316	4 314	4 406
Investment property	118	116	99
Investments accounted for using the equity method	29	28	26
Financial assets	32	30	30
Derivative instruments	71	61	66
Other non-current assets	136	139	141
Current assets	3 407	3 192	2 881
Inventories	1 446	1 391	1 551
Receivables and other assets	750	770	754
Financial assets	176	93	100
Cash and cash equivalents	1 025	920	423
Assets classified as held for sale	10	18	53
Total assets	12 245	11 917	11 806

Liabilities
Total equity	5 373	5 188	5 238
Shareholders’ equity	5 371	5 186	5 236
Non-controlling interests	2	2	2
Non-current liabilities	4 031	3 948	3 979
Long-term debt	2 348	2 313	2 285
Obligations under finance lease	615	612	660
Deferred tax liabilities	533	568	557
Derivative instruments	26	10	7
Provisions	440	375	385
Other non-current liabilities	69	70	85
Current liabilities	2 841	2 781	2 589
Short-term borrowings	-	-	11
Long-term debt - current portion	84	156	85
Obligations under finance lease	62	62	59
Accounts payable	1 922	1 869	1 590
Derivative instruments	-	4	-
Other current liabilities	773	686	844
Liabilities associated with assets held for sale	-	4	-
Total liabilities and equity	12 245	11 917	11 806
$ per € exchange rate	1.2805	1.3194	1.3356

Delhaize Group – Earnings Release – First Quarter 2013	7 of 20

»  Condensed Consolidated Income Statement (Unaudited)

(in millions of €)	Q1 2013	Q1 2012
Revenues	5 521	5 442
Cost of sales	(4 156)	(4 091)
Gross profit	1 365	1 351
Gross margin	24.7%	24.8%
Other operating income	31	27
Selling, general and administrative expenses	(1 185)	(1 206)
Other operating expenses	(96)	(140)
Operating profit	115	32
Operating margin	2.1%	0.6%
Finance costs	(51)	(65)
Income from investments	-	11
Share of results of joint venture equity accounted	1	1
Profit (loss) before taxes and discontinued operations	65	(21)
Income tax expense	(5)	19
Net profit (loss) from continuing operations	60	(2)
Result from discontinued operations, net of tax	1	(1)
Net profit (loss), before non-controlling interests	61	(3)
Net profit (loss) attributable to non-controlling interests	-	-
Net profit (loss) attributable to equity holders of the Group -
Group share in net profit (loss)	61	(3)
(in €, except number of shares)
Group share in net profit (loss) from continuing operations:
Basic earnings per share	0.59	(0.02)
Diluted earnings per share	0.58	(0.02)
Group share in net profit (loss):
Basic earnings per share	0.60	(0.02)
Diluted earnings per share	0.60	(0.02)
Weighted average number of shares outstanding:
Basic	100 886 106	100 709 057
Diluted	101 323 375	101 126 297
Shares issued at the end of the period	101 921 498	101 892 190
Shares outstanding at the end of the period	100 893 033	100 711 264
Average $ per € exchange rate	1.3206	1.3108

Delhaize Group – Earnings Release – First Quarter 2013	8 of 20

»  Condensed Consolidated Statement of Comprehensive Income (Unaudited)

(in millions of €)	Q1 2013	Q1 2012
Net profit (loss) of the period	61	(3)
Total items that will not be reclassified to profit or loss	-	-
Gain (loss) on cash flow hedge	-	(5)
Reclassification adjustment to net profit	-	8
Tax (expense) benefit	-	(1)
Gain (loss) on cash flow hedge, net of tax	-	2
Unrealized gain (loss) on financial assets available for sale	-	(1)
Reclassification adjustment to net profit	-	(6)
Tax (expense) benefit	-	1
Unrealized gain (loss) on financial assets available for sale, net of tax	-	(6)
Exchange gain (loss) on translation of foreign operations	121	(172)
Reclassification adjustment to net profit	(1)	-
Exchange gain (loss) on translation of foreign operations	120	(172)
Total items that are or may be reclassified subsequently to profit or loss	120	(176)
Other comprehensive income	120	(176)
Attributable to non-controlling interests	-	(1)
Attributable to equity holders of the Group	120	(175)
Total comprehensive income for the period	181	(179)
Attributable to non-controlling interests	-	(1)
Attributable to equity holders of the Group	181	(178)

Delhaize Group – Earnings Release – First Quarter 2013	9 of 20

»  Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2013	5 186	2	5 188
Other comprehensive income	120	-	120
Net profit (loss)	61	-	61
Total comprehensive income for the period	181	-	181
Excess tax benefit on employee stock options and restricted shares	1	-	1
Share-based compensation expense	3	-	3
Balances at March 31, 2013	5 371	2	5 373
Shares issued	101 921 498
Treasury shares	1 028 465
Shares outstanding	100 893 033

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2012	5 411	5	5 416
Other comprehensive income	(175)	(1)	(176)
Net profit (loss)	(3)	-	(3)
Total comprehensive income for the period	(178)	(1)	(179)
Share-based compensation expense	3	-	3
Purchase of non-controlling interests	-	(2)	(2)
Balances at March 31, 2012	5 236	2	5 238
Shares issued	101 892 190
Treasury shares	1 180 926
Shares outstanding	100 711 264

Delhaize Group – Earnings Release – First Quarter 2013	10 of 20

»  Condensed Consolidated Statement of Cash Flows (Unaudited)

(in millions of €)	Q1 2013		Q1 2012
Operating activities
Net profit (loss), before non-controlling interests	61		(3)
Adjustments for:
Share of results of joint venture equity accounted	(1)		(1)
Depreciation and amortization	155		160
Impairment	-		(3)
Income taxes, finance costs and income from investments	55		35
Other non-cash items	3		3
Changes in operating assets and liabilities	83		50
Interest paid	(26)		(32)
Interest received	1		2
Income taxes paid	(5)		(2)
Net cash provided by operating activities	326		209
Investing activities
Business acquisitions and disposals	(1)		7
Purchase of tangible and intangible assets (capital expenditures)	(78)		(145)
Sale of tangible and intangible assets	8		4
Net investment in debt securities	(42)		-
Net investment in term deposits	(36)		-
Other investing activities	-		12
Net cash used in investing activities	(149)		(122)
Cash flow before financing activities	177		87
Financing activities
Non-controlling interests purchased	-		(2)
Dividends paid, including dividends paid by subsidiaries to non-controlling interests	-		(2)
Borrowings under (repayments of) long-term loans, net of direct financing costs	(90)		(15)
Borrowings under (repayments of) short-term loans, net	-		(49)
Settlement of derivative instruments	(1)		1
Net cash used in financing activities	(91)		(67)
Effect of foreign currency translation	18		(16)
Net increase in cash and cash equivalents	104		4
Cash and cash equivalents at beginning of period	921	(1)	419
Cash and cash equivalents at end of period	1 025		423

(1) Includes €1 million in assets classified as held for sale

Delhaize Group – Earnings Release – First Quarter 2013	11 of 20

»  Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in ten countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated interim financial statements of the Group for the three months ended March 31, 2013 were authorized for issue by the Board of Directors on May 7, 2013.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2012.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed consolidated interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2013:

—	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income;
—	Amendments to IAS 19 Employee Benefits;
—	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities;
—	Improvements to IFRS (issued May 2012);
—	IFRS 10 Consolidated Financial Statements and amendments to IAS 27 Separate Financial Statements;
—	IFRS 11 Joint Arrangements and amendments to IAS 28 Investments in Associates and Joint Ventures;
—	IFRS 12 Disclosures of Interests in Other Entities; and
—	IFRS 13 Fair Value Measurements.

The initial application of these new, amended or revised pronouncements did not have a material impact on the Group and comparative information has been revised to reflect the initial application of (i) the revised IAS 19 and (ii) IFRS 11. For more detail, see Note 2.5 of the Delhaize Group 2012 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

Segment reporting

Q1 2013		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q1 2013	Q1 2012	2013 /2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	2013 /2012
United States	$	4 670	4 624	+1.0%	1.5%	(0.2%)	70	(10)	N/A
United States	€	3 536	3 527	+0.3%	1.5%	(0.2%)	53	(8)	N/A
Belgium	€	1 220	1 191	+2.4%	5.0%	4.7%	62	56	+9.6%
Southeastern Europe (1)€		765	724	+5.8%	0.8%	(0.7%)	6	(4)	N/A
Corporate	€	-	-	N/A	N/A	N/A	(6)	(12)	+45.3%
TOTAL	€	5 521	5 442	+1.5%	2.1%	0.6%	115	32	+261.1%

(1)   The segment “Southeastern Europe” includes Greece, Serbia, Romania, Bulgaria, Bosnia and Herzegovina and Montenegro.

As a result of the initial application of IFRS 11 and its reflection in the Group’s internal reporting to the Chief Operating Decision Maker (“CODM”), P.T. Lion Super Indo, LLC (“Super Indo”) no longer meets the

Delhaize Group – Earnings Release – First Quarter 2013	12 of 20

criteria of an operating segment. As a consequence, Super Indo no longer forms part of the segment “Southeastern Europe and Asia”, which has been re-labeled to “Southeastern Europe.”

Business combinations and acquisition of non-controlling interests

No significant business acquisitions occurred during the first quarter of 2013 nor were any non-controlling interests acquired.

In February 2013, Delhaize Group launched a tender offer to acquire 16% non-controlling interest in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, at a price of €300 per share. This tender offer had not closed at March 31, 2013 and Delhaize Group continued to own 75.4% of the entity.

Divestitures

In February 2013, Delhaize Group finalized the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €2 million. The assets and liabilities of Delhaize Albania, that was part of the previously called “Southeastern Europe & Asia” segment, had been presented as “held for sale” as of December 31, 2012 and the operating results of Delhaize Albania for all periods presented as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.

»  Balance Sheet and Cash Flow Statement

Capital expenditures

During the first quarter of 2013, Delhaize Group made capital expenditures of €78 million, consisting of €58 million in property, plant and equipment and €20 million in intangible assets.

In 2013, the Group did not add any property under finance leases to its assets. The carrying amount of tangible and intangible assets that were sold or disposed in the first quarter of 2013 was €6 million.

Equity

In the first quarter of 2013, Delhaize Group did not purchase any treasury shares and used 15 670 treasury shares to mainly satisfy the vesting of restricted stock units that were granted as part of the share-based incentive plans. At March 31, 2013, the Group owned 1 028 465 treasury shares.

Dividends

The gross dividend payment of €1.40 per share, proposed by the Board of Directors in the 2012 financial statements is subject to shareholders’ approval during the Ordinary General Meeting of May 23, 2013 and will be paid thereafter.

Financial liabilities and derivatives

On January 3, 2013, Delhaize Group redeemed the remaining $99 million of the $300 million 5.875% senior notes due 2014, as well as the underlying cross-currency swap. The redemption did not have a significant impact on the 2013 results.

Delhaize Group – Earnings Release – First Quarter 2013	13 of 20

Financial instruments

Financial instruments measured at fair value by fair value hierarchy:

March 31, 2013
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Financial assets – measured at fair value	9	3		12
Derivative instruments		71		71
Current
Financial assets – measured at fair value	138			138

Total financial assets measured at fair value	147	74	—	221
Financial assets measured at amortized cost				1 702

Total financial assets				1 923

Financial Liabilities
Non-Current
Derivative instruments		26		26

Total financial liabilities measured at fair value	—	26	—	26
Financial liabilities being part of a fair value hedge relationship				562
Financial liabilities measured at amortized cost				4 469

Total financial liabilities				5 057

During the period there was no transfer between fair value hierarchy levels and there were no changes in the valuation techniques applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Long-term debt
Financial liabilities being part of a fair value hedge relationship	562	569
Financial liabilities at amortized cost	1 870	2 234

Total long-term debt	2 432	2 803

The fair value of the receivables, other financial assets, cash and cash equivalent and accounts payable, all measured at amortized cost, approximate their carrying amounts.

»  Income Statement

Other operating income

(in millions of €)	Q1 2013	Q1 2012
Rental income	13	13
Income from waste recycling activities	5	5
Services rendered to wholesale customers	2	2
Gain on sale of property, plant and equipment	5	2
Other	6	5
Total	31	27

Delhaize Group – Earnings Release – First Quarter 2013	14 of 20

Other operating expenses

(in millions of €)	Q1 2013	Q1 2012
Store closing expenses	(74)	(142)
Reorganization expenses	(17)	-
Impairment	-	3
Loss on sale of property, plant and equipment	(5)	(1)
Total	(96)	(140)

On January 17, 2013, Delhaize Group announced the decision to close 52 stores, 45 stores in the U.S. (34 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food), 6 stores in Southeastern Europe and 1 store in Belgium, which resulted in store closing expenses of €74 million in the first quarter of 2013. In addition, the Group recorded €17 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Income taxes

During the first three months of 2013 the effective tax rate is 7.7% and is largely driven by the store portfolio charges in the U.S., which is the jurisdiction with the highest tax rate within the Group.

»  Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 151 of the 2012 Annual Report.

»  Subsequent Events

In early April 2013, the Serbian Privatization Agency informed the Group about its decision to temporarily (up to 180 days) suspend the privatization procedures of C-Market, due to a probe into the entity´s earlier privatization. The reason for this suspension is an ongoing investigation of the entity´s original public offering on the Belgrade Stock Exchange in 2005. Neither the Group nor the current privatization process are target of these investigations.

There are no other material events after balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»  Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Delhaize Group – Earnings Release – First Quarter 2013	15 of 20

»  Number of Stores

	End of 2012	Change Q1 2013	End of Q1 2013
United States	1 553	-44	1 509
Belgium & Luxembourg	840	+6	846
Greece	268	+3	271
Romania	193	+12	205
Serbia	363	+2	365
Bulgaria	43	+4	47
Bosnia and Herzegovina	41	-	41
Albania	23	-23	-
Montenegro	24	-	24
Indonesia	103	-	103
Total	3 451	-40(1)	3 411

(1)	Resulting primarily from the closing of 44 stores in the U.S. and selling our operations in Albania (23 stores) in the first quarter of 2013.

»  Organic Revenue Growth Reconciliation

(in millions of €)	Q1 2013	Q1 2012	% Change
Revenues	5 521	5 442	1.5%
Effect of exchange rates	34
Revenues at identical exchange rates	5 555	5 442	2.1%
Acquisitions	-
Effect of the US store portfolio optimization (1)	(34)	(125)
Divestitures	-
Organic revenue growth	5 521	5 317	3.8%

(1)	The organic revenue growth excludes the revenues generated by the 126 U.S. stores, which were closed in the first quarter of 2012 as part of the portfolio optimization, and the revenues generated by the 44 stores (33 Sweetbay, 8 Food Lion and 3 Bottom Dollar Food) that were closed early 2013.

»  Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

	Q1 2013
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	70	53	62	6	(6)	115
Add/(substract):
Store closing expenses (reversals)	95	72	-	2	-	74
Reorganization expenses (reversals)	23	17	-	-	-	17
Fixed assets impairment charges (reversals)	-	-	-	-	-	-
(Gains)/losses on disposal of fixed assets	(2)	(1)	1	-	-	-
Other	11	8	-	3	(3)	8
Underlying Operating Profit	197	149	63	11	(9)	214

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The first quarter of 2013 was impacted by €74 million of store closing expenses, €8 million of related expenses, primarily sales price mark-downs (part of the caption “Other”) and €17 million reorganization charges related to the severance of support services senior management and employees in the U.S (recorded in “Other operating expenses”).

	Q1 2012
(in millions)	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	(10)	(8)	56	(4)	(12)	32
Add/(substract):
Store closing expenses (reversals)	161	123	-	19	-	142
Reorganization expenses (reversals)	-	-	-	-	-	-
Fixed assets impairment charges (reversals)	(4)	(3)	-	-	-	(3)
(Gains)/losses on disposal of fixed assets	-	-	(1)	-	-	(1)
Other	26	20	-	-	-	20
Underlying Operating Profit	173	132	55	15	(12)	190

The first quarter of 2012 was impacted by €142 million of store closing expenses, €3 million related impairment reversals and €20 million of related other expenses, included in the caption “Other” and mainly consisting of sales price mark-downs and accelerated depreciation.

»  Free Cash Flow Reconciliation

(in millions of €)	Q1 2013	Q1 2012
Net cash provided by operating activities	326	209
Net cash used in investing activities	(149)	(122)
Net investment in debt securities and term deposits	78	-
Free cash flow	255	87

»  Net Debt Reconciliation

(in millions of €, except net debt to equity ratio)	March 31, 2013	December 31, 2012
Non-current financial liabilities	2 963	2 925
Current financial liabilities	146	218
Derivative liabilities	26	14
Derivative assets	(71)	(61)
Investment in securities - non-current	(12)	(11)
Investment in securities - current	(138)	(93)
Term deposits - non-current	-	-
Term deposits - current	(37)	-
Cash and cash equivalents	(1 025)	(920)
Net debt	1 852	2 072
Net debt to equity ratio	34.5%	39.9%

Delhaize Group – Earnings Release – First Quarter 2013	17 of 20

»  Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q1 2013			Q1 2012	2013/2012
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 521	34	5 555	5 442	1.5%	2.1%
Operating profit	115	-	115	32	261.1%	262.7%
Net profit (loss) from continuing operations	60	-	60	(2)	N/A	N/A
Basic EPS from continuing operations	0.59	-	0.59	(0.02)	N/A	N/A
Net profit (loss) - Group share	61	-	61	(3)	N/A	N/A
Basic EPS from Group share in net profit (loss)	0.60	-	0.60	(0.02)	N/A	N/A
Free cash flow	255	-	255	87	193.2%	193.8%
(in millions of €)	March 31, 2013			December 31, 2012	Change
Net debt	1 852	(3)	1 849	2 072	(10.6%)	(10.8%)

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)   these interim condensed consolidated financial statements for the three-month period ending March 31, 2013 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;

b)   the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the fiscal year 2013 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, May 7, 2013

Pierre-Olivier Beckers	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed balance sheet, condensed consolidated income statement, condensed statements of comprehensive income, condensed statements of changes in shareholders’ equity, condensed statements of cash flows and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the three months period ended 31 March 2013. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

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Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended 31 March 2013 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 58 through 65 of the 2012 Annual Report. To the best of our knowledge as of May 8, 2013, there are no other fundamental risks confronting the Company and influencing the remaining months of the financial year 2013. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

—

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

—	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
—

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

—	EBITDA: operating profit plus depreciation, amortization and impairment
—	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits
—

Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities and term deposits, and cash and cash equivalents

—	Net financial expenses: finance costs less income from investments
—	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
—	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
—	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit
—

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

—

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

Delhaize Group – Earnings Release – First Quarter 2013	19 of 20

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit and free cash flow guidance, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – First Quarter 2013	20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 9, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President